Filed by Progressive Waste Solutions Ltd.

Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Waste Connections, Inc.

(Commission File No. 001-31507)

Commission File No. for Registration Statement on Form F-4

filed by Progressive Waste Solutions Ltd.: 333-209896

PROGRESSIVE WASTE SOLUTIONS ANNOUNCES WITHDRAWAL OF PROPOSAL SUBMITTED IN RESPONSE TO CITY OF NEW YORK REQUEST FOR PROPOSALS TO PROVIDE SOLID WASTE MANAGEMENT SERVICES

Toronto, Ontario — May 18, 2016 — Progressive Waste Solutions Ltd. (NYSE, TSX: BIN) (the “Company” or “Progressive Waste Solutions”) announced that its subsidiary, IESI NY Corporation, has withdrawn the proposal it submitted in response to a request for proposals issued by the City of New York for municipal solid waste management transportation and disposal services. After a thorough evaluation of a number of factors, including local government opposition to the rail hauling of waste to the Seneca Meadows Landfill, the Company and its pending merger partner, Waste Connections, Inc., believe it can no longer commit to meeting certain terms of the proposed New York City contract. Notwithstanding this withdrawal, Progressive Waste Solutions remains committed to serving its current customer base across the United States and Canada, including its existing operations in New York State.

Both companies are committed to completing their merger, and continue to expect that the transaction will close in the second quarter of 2016, subject to the approval of their respective shareholders on May 26, 2016.

Caution regarding forward looking statements

This press release contains forward-looking statements (which includes “forward-looking information” within the meaning of applicable Canadian securities laws) within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis included in the its annual report on Form 40-F for the year ended December 31, 2015.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Important Information and Where to Find It

In connection with the transactions referred to in this filing, Progressive Waste Solutions has filed a registration statement on Form F-4 with the SEC containing a proxy statement of Waste Connections that also constitutes a prospectus in the United States of Progressive Waste Solutions.  Progressive Waste Solutions and Waste Connections have mailed the proxy statement/prospectus to Waste Connections’ stockholders.  This filing is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Progressive Waste Solutions or Waste Connections may file with the SEC and send to Progressive Waste Solutions’ and/or Waste Connections’ shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF PROGRESSIVE WASTE SOLUTIONS AND WASTE CONNECTIONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and the management information circular sent to Progressive Waste Solutions shareholders and other documents filed with the SEC by Progressive Waste Solutions or Waste Connections through the website maintained by the SEC at http://www.sec.gov and, in Progressive Waste Solutions’ case, also on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Progressive Waste Solutions shareholders may also obtain these documents, free of charge, from Progressive Waste Solutions’ website at http://www.progressivewaste.com/ or upon request from the Vice-President, Investor Relations and Corporate Communications via phone: 905-532-7517 or email: investorrelations@progressivewaste.com.  Copies of the documents filed with the SEC by Waste Connections will be available free of charge on the Investor Relations page on Waste Connections’ Web site at www.wasteconnections.com or by contacting Waste Connections’ Investor Relations Department at (832) 442-2200.

About Progressive Waste Solutions Ltd.

As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information

Progressive Waste Solutions Ltd.

Chaya Cooperberg

VP, Investor Relations and Corporate Communications

Tel:  (905) 532-7517

Email: chaya.cooperberg@progressivewaste.com